UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
June 30, 2006 and 2005 and
for the Year Ended June 30, 2006

HARRIS CORPORATION RETIREMENT PLAN
June 30, 2006

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Information:

Schedule of Assets (Held at End of Year)	10

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

EX-23.1 Consent of Ernst & Young LLP
Ex-23.2 Consent of Hoyman, Dobson & Company,P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Plan Administrator and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statement of net assets available for benefits of the Harris Corporation Retirement Plan as of June 30, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Harris Corporation Retirement Plan for the year ended June 30, 2005, were audited by other auditors whose report dated December 6, 2005, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
December 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Plan Administrator and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Hoyman, Dobson & Company, P.A.
Melbourne, Florida
December 6, 2005

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	June 30
	2006	2005
ASSETS

Investments at fair value:
Common stocks	$615,497,213	$594,173,911
Registered investment companies	306,263,810	237,313,330
Common/collective trust funds	904,627,150	860,924,212
Master trust investment account	39,825,775	—
Guaranteed investment contracts, at contract value	509,727,788	508,673,004
Corporate bonds and debentures	1,057,637	1,084,013
Real estate investments	1,349,268	2,116,577
Participant loans	29,279,610	27,460,670

Total investments	2,407,628,251	2,231,745,717

Receivables:
Contributions receivable:
Harris Corporation	48,593,346	44,447,187
Participants	4,207,861	3,635,631
Accrued interest and dividends	397,666	149,596
Due from broker for securities sold	1,707,235	4,680,375

Total receivables	54,906,108	52,912,789

Cash and Cash Equivalents	5,304,624	4,661,045

Total assets	2,467,838,983	2,289,319,551

LIABILITIES

Due to participants	—	42,199
Accrued expenses	336,272	537,232
Due to broker for securities purchased	1,153,533	3,362,439

Total liabilities	1,489,805	3,941,870

Net assets available for benefits	$2,466,349,178	$2,285,377,681

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 30, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$176,584,618
Interest	3,331,465
Dividends	10,866,347

Total investment income	190,782,430

Contributions:
Participant rollovers	6,237,302
Employer profit sharing	46,103,048
Employer matching	41,999,482
Participant	72,600,343

Total contributions	166,940,175

Transfer of assets into the Plan	1,438,526

Total additions	359,161,131

Deductions from net assets attributed to:
Benefits paid to participants	174,495,770
Administrative expenses	3,691,858
Transfer of assets out of the Plan	2,006

Total deductions	178,189,634

Net increase	180,971,497

Net assets available for benefits:
Beginning of year	2,285,377,681

End of year	$2,466,349,178

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
June 30, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. Participants age 50 and older by the end of the Plan year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to the Code limitation. The Company matches 100% of pre-tax and after-tax contributions subject to a limit of 6% of eligible compensation for any eligible employee who has completed one year of service. Participants who make no election with respect to pre-tax or after-tax contributions receive an automatic deferment of 6% of eligible compensation on a pre-tax basis. For Plan years ending prior to June 30, 2005, the Employer had an obligation to make a profit sharing contribution to the Plan in the amount of 11.5% of adjusted consolidated net income as defined in the Plan document. Such contribution was allocated to eligible participants as defined in the Plan document who have completed one year of service and were employed on the last day of the Plan year. Effective for Plan years commencing after June 30, 2005, the Plan adopted a new profit sharing formula tied to the Company’s earnings per share and related financial targets. The new formula is described in the Plan document. The Employer may also make additional discretionary profit sharing contributions which are allocated to eligible employees based on compensation and excess compensation as defined in the Plan document.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her after-tax account balance or rollover balance. Upon death, disability, retirement or termination of employment a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account, or installments over a future period. An employee may also receive a distribution for financial hardship per the Plan document.

D.	Participant Loans — The loan program permits employees to borrow against their pre-tax, after-tax and rollover contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participants account or $50,000 whichever is lower, within certain limitations established by the Plan. Payback periods range from one to five years at the option of the participant and may be longer if the loan is to be used for the purchase of a principle residence. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions. The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s profit sharing contribution, (c) the Company’s additional discretionary profit sharing contribution, if any, and, (d) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2006 and 2005
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
F.	Vesting — Participants are immediately vested in their pre-tax and after-tax contributions plus actual earnings thereon. Vesting in the Employer matching, profit sharing and discretionary contributions plus earnings is based on years of continuous service. A participant is 100% vested after six years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
G.	Forfeitures — A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first to restore recently located missing participants, as defined in the Plan document; next, to restore accounts of participants who were reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at June 30, 2006 and 2005 were $96,862 and $138,123, respectively. For the year ended June 30, 2006 Employer contributions were reduced by $1,487,274 from forfeited nonvested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and Participant contributions in any of several investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description” available to participants. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund and are governed by other limitations described in the Plan document.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2006 and 2005
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with AICPA Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” these contracts are recorded at contract value, which approximates fair value. The average effective yield for the years ended June 30, 2006 and 2005 was 4.10% and 4.27%, respectively. Crediting interest rates range from 2.41% to 4.96% at June 30, 2006 and from 2.83% to 7.42% at June 30, 2005. Investments in common/collective trusts are stated at fair value, based on quoted redemption values as determined by Northern Trust, the Trustee as defined by the Plan document. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.
NOTE 3 — INVESTMENTS
During the year ended June 30, 2006, the Plan’s investments (including investments bought, sold and held during the years) appreciated (depreciated) in value as follows:

Net appreciation(depreciation) in fair value as determined by quoted market prices:
Common stocks	$58,519,749
Registered investment companies	42,164,775
Corporate bonds and debentures	(26,375)
Real estate investments	41,297

100,699,446

Net appreciation in fair value as determined by investee company:
Common/collective trusts	54,616,781
Master trust investment account	1,182,541
Guaranteed investment contracts	20,085,850

75,885,172

Total net appreciation in fair value	$176,584,618

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2006 and 2005
NOTE 3 — INVESTMENTS (CONTINUED)
The fair value of individual investments that represent 5% or more of Plan net assets at June 30, 2006 and 2005 is as follows:

	2006	2005
MFB NTGI-QM Collective Daily Russell 1000 Equity Index Fund	$210,377,575	$214,365,209
MFB NTGI-QM Collective Daily S&P 500 Equity Index Fund	258,641,075	256,845,027
MFO Bank of New York Collective TR Aggregate Index Fund	262,613,561	247,248,311
MFO Columbia FDS SER TR Intl. Fund	161,920,365	*
Harris Corporation common stock	125,800,040	*
*Investment did not represent 5% or more of the Plan net assets.
Plan investments include a 100% interest in a Master Trust Investment Account (“MTIA”) which represents approximately 1.62% of the net assets available for benefits as of June 30, 2006. There were no Plan assets invested in a MTIA as of June 30, 2005. Investment income and expenses are allocated to the Plan based upon its pro-rata share in the net assets of the master trust which for the Plan year ended June 30, 2006 was 100%. Assets, liabilities and investment results of the MTIA were as follows as of June 30, 2006:

Assets
Investments at fair value:
Cash and cash equivalents	$6,866,695
Common Stocks	32,079,729
Real Estate investments	869,757
Other	273,229
Receivables:
Due from broker for securities sold	129,461
Accrued investment income receivable	32,004

Total assets	40,250,875

Liabilities
Due to broker for securities purchased	420,417
Other payables	4,683

Total liabilities	425,100

Net assets	$39,825,775

Investment results:
Net appreciation in fair value of investments	$1,318,672
Interest	9,094
Dividends	14,485
Less: administrative expenses	(4,683)

Net transfers into the Master Trust Investment Account	38,488,207

Increase in net assets of the Master Trust Investment Account	$39,825,775

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2006 and 2005
NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common/collective trust fund managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.
Harris Corporation common stock is included with other common stock at June 30, 2006 and 2005 as follows:

	2006		2005
	Shares	Fair Value	Shares	Fair Value

Harris Corporation common stock	3,030,596	$125,800,040	3,063,887	$95,623,913

On February 25, 2005, Harris Corporation’s Board of Directors approved a two-for-one stock split in the form of a 100 percent stock dividend to its stockholders of record on March 14, 2005. All share amounts in the Audited Financial Statements reflect the stock split, applied retroactively for all periods presented.
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended June 30, 2006, the Plan made purchases of $11,252,151 and sales of $11,298,783 of the Company’s common stock.
NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE 6 — CONCENTRATION OF CREDIT RISK
Cash amounts at the Trustee may exceed the $100,000 federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.
NOTE 7 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Certain balances included on Schedule H, Parts I and II, of the Form 5500 differ from those included in these financial statements. The following is a reconciliation of net assets available for benefits at June 30, 2006:

2006
Net assets available for benefits per the financial statements	$2,466,349,178
Due to participants	(347,347)

Net assets available for benefits per the form 5500	$2,466,001,831

     The following is as reconciliation of benefits paid to participants per the financial statements for the years ended June 30, 2006:

2006
Benefits paid to participants per the financial statements	$174,495,770
Due to participants	347,347

Benefits paid to participants per the form 5500	$174,843,117

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Debt Instruments — Other
	LUCENT TECHNOLOGIES INC SUB DEB CONV 8 DUE 08-01-2031/08-15-2006 REG PUT	1,055,000		$1,057,638

	Total Corporate Debt Instruments — Other			$1,057,638

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	1ST CMNTY BANCORP CAL COM	4645		$274,427
	5TH 3RD BANCORP COM	97300		3,595,235
	ABAXIS INC COM	14545		325,372
	ABBOTT LAB COM	58500		2,551,185
	ABRAXIS BIOSCIENCE INC COM STK	21500		512,560
	ACCENTURE LTD BERMUDA CLS A COM	29923		847,419
	ADOBE SYS INC COM	14100		428,076
	ADR AMERICA MOVIL S A DE C V SPONSORED ADR REPSTG SER L SHS	34000		1,130,840
	ADR BP P L C SPONSORED ADR	43856		3,052,816
	ADR DESARROLLADORA HOMEX S A DE C V SPONSORED ADR	5500		180,455
	ADR ERICSSON L M TEL CO ADR CL B SEK 10 NEW ERICSSON L M TEL CO ADR	19900		657,496
	ADR HDFC BK LTD ADR REPSTG 3 SHS	11170		609,324
	ADR ICON PUB LTD CO	8835		488,576
	ADR NOKIA CORP SPONSORED ADR	135100		2,737,126
	ADR O2MICRO INTL LTD SPONSORED ADR	29095		223,741
	BK OF IRELAND ORD STK EUR0.64	55500		989,963
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	76500		5,123,970
	ADR SONY CORP AMERN SH NEW	52200		2,298,888
	ADR TEVA PHARMACEUTICAL INDS	60000		1,895,400
	ADVISORY BRD CO COM	2875		138,259
	AES CORP COM	5600		103,320
	AETNA INC	34800		1,389,564
	AKAMAI TECHNOLOGIES INC COM STK	2798		101,260
	ALCOA INC COM STK	71500		2,313,740
	ALEXZA PHARMACEUTICALS INC COM	9435		69,159
	ALLEGHENY TECHNOLOGIES INC COM	15100		1,045,524
	ALLERGAN INC COM	17000		1,823,420
	ALLTEL CORP COM	52300		3,338,309
	ALTRIA GROUP INC COM	15900		1,167,537
	AMAZON COM INC COM	22421		867,244
	AMERICAN TOWER CORP CL A	50122		1,559,797
	AMERN INTL GROUP INC COM	64400		3,802,820
	AMGEN INC COM	11,732		765,278
	AMR CORP COM	54100		1,375,222
	AMSURG CORP COM	28865		656,679
	ANADARKO PETRO CORP COM	56800		2,708,792
	ANALOG DEVICES INC COM	93,430		3,002,840

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	ANHEUSER BUSCH COS INC COM	85100		3,879,709
	ANNTAYLOR STORES CORP COM	9700		420,786
	APOLLO GROUP INC CL A CL A	42500		2,195,975
	APPLE COMPUTER INC COM	59000		3,370,080
	APPLIED MATERIALS INC COM	56602		921,481
	ARGON ST INC COM	6155		163,908
	ARTHROCARE CORP COM	4195		176,232
	AT&T INC COM	192341		5,364,390
	AUTODESK INC COM	7825		269,650
	AUTOMATIC DATA PROCESSING INC COM	20788		942,736
	AVERY DENNISON CORP COM	47600		2,763,656
	AVON PRODS INC COM USD0.25	83800		2,597,800
	BANK AMER CORP COM	64978		3,125,442
	BANK OF THE OZARKS INC COM	14657		488,078
	BAXTER INTL INC COM	51800		1,904,168
	BEACON ROOFING SUPPLY INC COM	18018		396,565
	BED BATH BEYOND INC COM	4176		138,518
	BEST BUY INC COM STK	22400		1,228,416
	BIG 5 SPORTING GOODS CORP COM	7125		138,938
	BIOGEN IDEC INC COM STK	11400		528,162
	BJS WHSL CLUB INC COM STK	7600		215,460
	BLOCK H & R INC COM	59600		1,422,056
	BLUE NILE INC COM	5625		180,900
	BOSTON SCIENTIFIC CORP COM	67100		1,129,964
	BRISTOL MYERS SQUIBB CO COM	87500		2,262,750
	BUILDING MATLS HLDG CORP COM	21500		599,205
	BURL NORTHN SANTA FE CORP COM	5800		459,650
	CAMPBELL SOUP CO COM	71800		2,664,498
	CAREMARK RX INC COM	19530		973,961
	CATERPILLAR INC COM	6600		491,568
	CBS CORP NEW CL B	80250		2,170,763
	CENT GARDEN & PET CO COM	4604		198,202
	CEPHALON INC CON	6600		396,660
	CERADYNE INC DEL COM	7100		351,379
	CERNER CORP COM	3300		122,463
	CHEMTURA CORP COM	48887		456,605
	CHEVRON CORP COM	101478		6,297,726
	CHGO MERCANTILE EXCHANGE HLDGS INC CL A	6800		3,339,820
	CHUBB CORP COM	38400		1,916,160
	CIGNA CORP COM	6000		591,060
	CIRCUIT CY STORES INC COM	20500		558,010
	CISCO SYS INC COM	116300		2,271,339
	CITIGROUP INC COM	37300		1,799,352
	COCA COLA CO COM	88800		3,820,176
	COCA COLA ENTERPRISES INC COM	12900		262,773
	COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	5847		393,912
	COLGATE-PALMOLIVE CO COM	71800		4,300,820
	COMCAST CORP NEW CL A	89806		2,940,248
	COOPER INDUSTRIES INC COM	24100		2,239,372
	COPART INC COM	40505		994,803
	CORNING INC COM	30910		747,713
	CORPORATE EXECUTIVE BRD CO COMMON STOCK	1000		100,200
	COSTAR GROUP INC COM	1600		95,728
	CRA INTL INC COM	2600		117,364
	CSX CORP COM	1200		84,528
	CVS CORP COM STK	11800		362,260

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	CYBERONICS INC COM	9105		194,119
	CYBERSOURCE CORP DEL COM	17590		205,803
	CYMER INC COM	25800		1,198,668
	D R HORTON INC COM	34900		831,318
	DANAHER CORP COM	19776		1,271,992
	DEALERTRACK HLDGS INC COM STK	12357		273,213
	DEERE & CO COM	27400		2,287,626
	DELL INC COM STK	84100		2,052,881
	DEVON ENERGY CORP NEW COM	6600		398,706
	DEXCOM INC COM	5932		80,557
	DISNEY WALT CO COM	103400		3,102,000
	DOW JONES & CO INC COM	72900		2,552,229
	DU PONT E I DE NEMOURS & CO COM STK	79100		3,290,560
	DUKE ENERGY CORP NEW COM STK	115000		3,377,550
	E*TRADE FIN CORP COM	22188		506,330
	EASTMAN KODAK CO COM	91600		2,178,248
	EATON CORP COM	20100		1,515,540
	EBAY INC COM	110721		3,243,018
	ECHOSTAR COMMUNICATIONS CORP NEW CL A	45900		1,414,179
	ELI LILLY & CO COM	67300		3,719,671
	EMC CORP COM	42784		469,340
	ENCYSIVE PHARMACEUTICALS INC COM	9890		68,538
	ENDO PHARMACEUTICALS HLDGS INC COM	10000		329,800
	ENERGY CONVERSION DEVICES INC COM	13165		479,601
	ENTERGY CORP NEW COM	37300		2,638,975
	EOG RESOURCES INC COM	8200		568,588
	EXXON MOBIL CORP COM	114826		7,044,575
	FACTSET RESH SYS INC COM	19717		932,614
	FID NATL FINL INC COM	19300		751,735
	FIRSTENERGY CORP COM	39535		2,143,192
	FNMA COM STK	31700		1,524,770
	FORD MTR CO DEL COM PAR $0.01	84700		586,971
	FORTUNE BRANDS INC COM STK	26800		1,903,068
	FOXHOLLOW TECHNOLOGIES INC COM STK	7735		211,320
	FRKLN RES INC COM	8426		731,461
	GARMIN GARMIN CORPORATION	6134		646,769
	GEN DYNAMICS CORP COM	7920		518,443
	GEN MILLS INC COM	72000		3,719,520
	GENENTECH INC COM STK	62089		5,078,880
	GENERAL ELEC CO COM	368790		12,155,318
	GENUINE PARTS CO COM	44500		1,853,870
	GENZYME CORP COM	38000		2,319,900
	GFI GROUP INC COM STK	2795		150,790
	GILEAD SCI INC COM	37934		2,244,175
	GOLF GALAXY INC COM STK	1500		20,175
	GOOGLE INC CL A CL A	15848		6,645,541
	GUITAR CTR INC COM	19150		851,601
	HANSEN NAT CORP COM COM	1100		209,407
	HARBOR FLA BANCSHARES INC COM	4150		154,131
	HARMAN INTL INDS INC NEW COM STK USD0.01	7752		661,788
	*HARRIS CORP COM	3030596		125,800,040
	HEALTHSPRING INC COM STK	11360		213,000
	HEALTHWAYS INC COM STK	8665		456,126
	HERCULES INC VTG COM	32100		489,846
	HESS CORP COM STK	80100		4,233,285
	HEWLETT PACKARD CO COM	40200		1,273,536
	HIBBETT SPORTING GOODS INC COM	21632		517,005

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	HITTITE MICROWAVE CORP COM STK	700		25,312
	HOME DEPOT INC COM	44000		1,574,760
	HONEYWELL INTL INC COM STK	115000		4,634,500
	HUMANA INC COM	17490		939,213
	INTIGRATED DEVICE TECHNOLOGY INC COM	16872		239,245
	INTEL CORP COM	115696		2,192,439
	INTERCONTINENTALEXCHANGE INC COM	12000		695,280
	INTERNATIONAL BUSINESS MACHS CORP COM COM	48000		3,687,360
	INTL FLAVORS & FRAGRANCES INC COM	65800		2,318,792
	INTL GAME TECH COM	23816		903,579
	INTL PAPER CO COM	161796		5,226,011
	INTUITIVE SURGICAL INC COM NEW STK	7000		825,790
	IRON MTN INC COM STK	16000		598,080
	JACKSON HEWITT TX SVC INC COM	4980		156,123
	JLG INDS INC COM	20400		459,000
	JOHNSON & JOHNSON COM	70800		4,242,336
	JOY GLOBAL INC COM	26500		1,380,385
	JPMORGAN CHASE & CO COM	194024		8,149,008
	JUNIPER NETWORKS INC COM	70479		1,126,959
	KB HOME COM	11700		536,445
	KIMBERLY-CLARK CORP COM	36200		2,233,540
	KNIGHT TRANSN INC COM COM	56623		1,143,785
	KOHLS CORP COM	21148		1,250,270
	KOMAG INC COM NEW STK	30200		1,394,636
	KYPHON INC COM	8230		315,703
	LAMAR ADVERTISING CO CL A COM	19725		1,062,389
	LECG CORP COM	11365		209,912
	LEGG MASON INC COM	8182		814,273
	LENNAR CORP CL A	14100		625,617
	LIFE TIME FITNESS INC COM	5010		231,813
	LIGAND PHARMACEUTICALS INC CL B	7775		65,699
	LINCOLN NATL CORP COM	54223		3,060,346
	LOCKHEED MARTIN CORP COM	28100		2,015,894
	LOOPNET INC COM STK	2160		40,198
	LOWES COS INC COM	48400		2,936,428
	LUCENT TECHNOLOGIES INC COM STK	356000		861,520
	MACROVISION CORP COM	6570		141,386
	MANITOWOC INC COM	28600		1,272,700
	MARSH & MCLENNAN CO’S INC COM	177900		4,783,731
	MARVELL TECH GROUP COM USD02	31925		1,415,235
	MATTEL INC COM	164800		2,720,848
	MAXIM INTEGRATED PRODS INC COM	35145		1,128,506
	MC CORMICK & CO INC COM NON-VTG	44800		1,503,040
	MC DONALDS CORP COM	2900		97,440
	MCCLATCHY CO CL A CL A	12436		498,932
	MEADWESTVACO CORP COM	50800		1,418,844
	MEDCO HLTH SOLUTIONS INC COM	7800		446,784
	MEDIMMUNE INC COM	48400		1,311,640
	MEDTRONIC INC COM	40654		1,907,486
	MELLON FINL CORP COM	104800		3,608,264
	MEMC ELECTR MATLS INC COM COM	22900		858,750
	MERCANTILE BANKSHARES CORP COM	30500		1,087,935
	MERCK & CO INC COM	137000		4,990,910
	MERITAGE HOMES CORP COM	7090		335,003
	MICREL INC COM	48785		488,338
	MICROCHIP TECHNOLOGY INC COM	18200		610,610
	MICROSOFT CORP COM	310947		7,245,065

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	MICROTUNE INC DEL COM	21577		135,072
	MONSANTO CO NEW COM	5950		500,931
	MOODYS CORP COM	31000		1,688,260
	MORGAN STANLEY	87757		5,547,120
	MOTOROLA INC COM	105000		2,115,750
	MURPHY OIL CORP COM	39200		2,189,712
	MYRIAD GENETICS INC COM	4375		110,469
	N V R INC COM	260		127,725
	NATL CY CORP COM	38400		1,389,696
	NAVTEQ CORP COM	19789		884,173
	NEOPHARM INC COM	7145		3,808,385
	NEUROCHEM INC COM NEUROCHEM INC COM STK	13685		144,103
	NEUSTAR INC CL A	8680		292,950
	NEW YORK TIMES CO CL A ISIN	129900		3,187,746
	NEWELL RUBBERMAID INC COM	119300		3,081,519
	NISOURCE INC COM	142400		3,110,016
	NORFOLK SOUTHN CORP COM COM	46600		2,480,052
	NORTHN TR CORP COM	15000		829,500
	NORTHSTAR NEUROSCIENCE INC COM	5420		56,260
	NOVACEA INC COM STK	4800		43,536
	NUVASIVE INC COM	10310		187,951
	NVIDIA CORP COM	41940		892,903
	NXSTAGE MED INC COM STK	10420		90,967
	O REILLY AUTOMOTIVE INC COM	44999		1,403,519
	ORACLE CORP COM	43480		630,025
	OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	11085		114,397
	P F CHANGS CHINA BISTRO INC COM STK	4775		181,546
	PAC SUNWEAR CAL INC COM	6685		119,862
	PALL CORP COM	74000		2,072,000
	PATTERSON COS INC COM	19000		663,670
	PEDIATRIX MED GROUP COM	6590		298,527
	PEETS COFFEE & TEA INC COM	2550		76,985
	PENN NATL GAMING INC COM	9100		352,898
	PEPSICO INC COM	6200		372,248
	PETCO ANIMAL SUPPLIES INC COM NEW	7355		150,263
	PFIZER INC COM STK $.11 1/9 PAR	158900		3,729,383
	PHARMACEUTICAL PROD DEV INC COM	6080		213,530
	PINNACLE ENTMT INC COM	9100		278,915
	PINNACLE W. CAP CORP COM	21300		850,083
	PLX TECH INC COM	22585		275,989
	POOL CORP COM STK	6325		275,960
	PRA INTL COM STK	7710		171,702
	PROCTER & GAMBLE CO COM	2800		155,680
	PROGRESS ENERGY INC COM	53300		2,284,971
	PROSPERITY BANCSHARES INC COM	6690		220,034
	PRUDENTIAL FINL INC COM	3300		256,410
	PWR INTEGRATIONS INC COM	26550		464,094
	QIAGEN N V COM	29145		399,869
	QUALCOMM INC COM	67400		2,700,718
	QWEST COMMUNICATIONS INTL INC COM	530500		4,291,745
	RADIAN GROUP INC COM	11100		685,758
	RADIOSHACK CORP DEL COM	66000		924,000
	RAYTHEON CO COM NEW COM NEW	60500		2,696,485
	RED HAT INC COM	64302		1,504,667
	REDWOOD TR INC COM	5639		275,352
	RES CONNECTION INC COM	15275		382,181

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	RESMED INC COM	5440		255,408
	RETALIX LTD	9850		219,754
	RYLAND GROUP INC COM	15900		692,763
	S.W. AIRL CO COM	75539		1,236,573
	SALIX PHARMACEUTICALS LTD COM DE	6060		74,538
	SARA LEE CORP COM	16400		262,728
	SCHERING-PLOUGH CORP COM	76700		1,459,601
	SCHLUMBERGER LTD COM STK	70314		4,578,145
	SCHWAB CHARLES CORP COM NEW	193400		3,090,532
	SEABOARD CORP DEL COM	179		229,120
	SEAGATE TECH HLDGS COM USD0001	50500		1,143,320
	SEMTECH CORP	7140		103,173
	SEPRACOR INC COM	12498		714,136
	SILICON LABORATORIES INC COM	10950		384,893
	SIRF TECHNOLOGY HLDGS INC COM	9924		319,751
	SLM CORP COM	21873		1,157,519
	SPRINT NEXTEL CORP	141600		2,830,584
	SRA INTL INC CL A	11665		310,639
	ST JUDE MED INC COM	16548		536,486
	ST PAUL TRAVELERS CORP	65249		2,908,800
	ST STR CORP COM	75129		4,364,244
	STANTEC INC COM STK	19820		374,598
	STARBUCKS CORP COM	120000		4,531,200
	STRAYER ED INC COM	4850		471,032
	STRYKER CORP COMMON COMMON	30700		1,292,777
	SUN TR BANKS INC COM	35400		2,699,604
	SUNOCO INC COM	1700		117,793
	SYMYX TECHNOLOGIES INC COM	3700		89,355
	SYSCO CORP COM	47687		1,457,315
	TARGET CORP COM	11126		543,728
	TD AMERITRADE HLDG CORP COM STK	29900		442,819
	TECHNE CORP COM	14165		721,282
	TECO ENERGY INC COM	31800		475,092
	TELUS CORPORATION COM NPV	13300		550,489
	TELUS CORP NON VTG SHS	19500		787,410
	TESSERA TECHNOLOGIES INC COM STK	13030		358,325
	TEXAS INSTRS INC COM COM	24958		755,978
	TEXAS ROADHOUSE INC COM CL A STK CL A	1300		17,576
	THOMAS WEISEL PARTNERS GROUP INC COM	5495		104,460
	TIME WARNER INC NEW COM	247000		4,273,100
	TITANIUM METALS CORP COM NEW	22300		766,674
	TOREADOR RES CORP COM	8905		250,498
	TRANSOCEAN INC	7394		593,886
	TREX INC COM	248		6,421
	TRIBUNE CO COM	128000		4,151,040
	TUESDAY MORNING CORP COM NEW	13735		180,615
	TXU CORP COM	5600		334,824
	TYCO INTL LTD NEW COM	64300		1,768,250
	UCBH HLDGS INC COM	14880		246,115
	UN PAC CORP COM	52800		4,908,288
	UNITEDHEALTH GROUP INC COM	45648		2,044,117
	UNUMPROVIDENT CORP COM	112700		2,043,251
	UNVL TECH INST INC COM	11610		255,652
	URS CORP NEW COM	4600		193,200
	UST INC COM	33900		1,531,941
	UTD SURGICAL PARTNERS INTL INC COM	28418		854,529

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	UTD THERAPEUTICS CORP DEL COM STK	13300		768,341
	VALERA PHARMACEUTICALS INC COM STK	7610		63,848
	VALERO ENERGY CORP COM STK NEW	900		59,868
	VARIAN MED SYS INC COM ISIN	20500		970,675
	VERIZON COMMUNICATIONS COM	91234		3,055,427
	VIACOM INC NEW CL B	83893		3,006,725
	VULCAN MATERIALS CO COM	29000		2,262,000
	WAL-MART STORES INC COM	117427		5,656,459
	WALGREEN CO COM	78052		3,499,852
	WASTE MGMT INC DEL COM STK	82572		2,962,683
	WEBSENSE INC COM STK ISIN# US9476841062	6165		126,629
	WELLS FARGO & CO NEW COM STK	25300		1,697,124
	WESTN DIGITAL CORP COM	72000		1,426,320
	WINNEBAGO INDS INC COM	5970		185,309
	WYETH COM	79300		3,521,713
	WYNN RESORTS LTD COM	8375		613,888
	XCEL ENERGY INC COM	102200		1,960,196
	XILINX INC COM	44572		1,009,556
	YAHOO INC COM	102704		3,389,232
	ZIMMER HLDGS INC COM	13500		765,720

	Corporate Common Stock Total			$615,497,213

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Participant Loans
	*PARTICIPANT LOAN ASSET — HARRIS CORP.	5.0% to 10.5% Maturing through 2011		$29,279,610

	Participant Loans Total			$29,279,610

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common/Collective Trusts
	COLTV SHORT TERM INVT FD	19,042,879		$19,042,879
	MFB NTGI-QM COLLECTIVE DAILY SMALLCAP EQUITY INDEX FUND — LENDING\\	309,751		76,491,166
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	48,323		15,626,473
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	1,318,684		210,377,575
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 GROWTH EQTY INDEX FD-LENDING	6,300		1,348,227
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	324,262		60,486,194
	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	75,927		258,641,075
	MFO BK OF NY COLTV TR AGGREGATE INDEX FD	24,737,159		262,613,561

	Value of Interest in Common/Collective Trusts Total			$904,627,150

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006

Value of Interest in Registered Investment Companies

MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	838823	$ 30,851,905
MFO COLUMBIA FDS SER TR INTL VALUE FD CLA	6893162	161,920,366
MFO DODGE & COX STOCK FD OPEN END FD	482964	69,778,691
MFO STI CLASSIC FDS INSTL CASH MGMT MONEY MKT FD INSTL CL	36076734	36,076,734
MFO TROWE PRICE RESERVED INVT FD	7636115	7,636,115

Value of Interest in Registered
Investment Companies Total		$306,263,810

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006
Guaranteed Investment Contracts

GIC ING USA ANNUITY & LIFE INSURANCE CO CNTRCT # IUS0121 RATE: 3.65% MAT: 8/6/07	10706026	$10,706,026
GIC JACKSON NATIONAL LIFE INSURANCE CONTRACT NO. 1473-1 MTY 09/28/07 **INC	11647572	11,647,572
GIC MONUMENTAL CNTRCT NO. SV04375Q MTY 05/29/07 RATE 3.84% UNALLOCATE GEN	6492665	6,492,665
GIC TRAVELERS INS CO CONTRCT # GR-18614 RATE: 2.41% MAT: 7/10/06 UNALLOCATED	6440556	6,440,556
GIC BANK OF AMERICA CNTRCT # 05-004 RATE 5% MAT: 00/00/0000 SYNTHETIC	93254536	93,254,536
GIC IXIS CNTRCT # 1121-02 RATE 4.63% MAT: 00/00/0000 SYNTHETIC	57252539	57,252,539
GIC JP MORGAN CHASE CNTRCT #433121-S RATE 4.62% MAT: 00/00/0000 SYNTHETIC	54229085	54,229,085
GIC JPMORGAN CHASE CNTRCT # 433121-LT 4.97% MAT: 0/0/00 SNTHETIC	12865610	12,865,610
GIC MONUMENTAL LIFE CNTRCT # MDA-00683TRRATE 5.30% MAT: 00/00/0000 SYNTHETIC	93074335	93,074,335
GIC STATE STREET CNTRCT # 105004 RATE 5.13% MAT: 00/00/0000 SYNTHETIC	70464221	70,464,221
GIC UBS CNTRCT # 5204 RATE 4.86% MAT: 00/00/0000 SYNTHETIC	93300643	93,300,643

Guaranteed Investment Contracts Total		$509,727,788

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2006

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Master Trust Investment
	MFO HARRIS RS INVESTMENTS UNIT A	3858249		$39,825,775

	Total Master Trust Investment			$39,825,775
Real Estate Investments

SIMON PPTY GROUP INC COM	16268	1,349,268

Total Real Estate Investments		1,349,268

Total Investments		$2,407,628,251

Note: Cost information has not been included in column (d) because all investments are participant directed.
*Party-in-interest to the Plan

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Ronald A. Wyse
Ronald A. Wyse, Plan Administrator

Date: December 21, 2006